R. William Bowen Senior Vice President and General Counsel 858-202-9455 bbowen@sequenom.com

June 7, 2013

Via EDGAR and FedEx

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Sequenom, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed April 2, 2013
File No. 000-29101

Ladies and Gentlemen:

On behalf of Sequenom, Inc. (the “Company”), this letter is being transmitted in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated May 31, 2013 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on April 2, 2013 (the “Form 10-K”). The text of the Staff’s comment has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Molecular Diagnostics, page 6

1.	We note your disclosure that “[h]istorically, the FDA has not exercised enforcement discretion and exempted from regulation LDTs, but the FDA has stated that additional regulation of LDTs may be warranted.” Please tell us and clarify in future filings (1) when the FDA made those statements and what those statements say about why additional regulation may be warranted, and (2) the portion of your business at issue.

Mr. Tim Buchmiller

June 7, 2013

Page Two

Response:

(1) To date, the United Stated Food and Drug Administration (the “FDA”) has exercised its regulatory discretion not to regulate laboratory-developed tests (“LDTs”). However, during a July 2010 FDA public meeting on oversight of LDTs, the FDA stated that it was reconsidering its policy, but that no final decision had been made regarding whether and to what extent LDTs would be regulated, although a risk-based system is under consideration. The FDA further stated that its framework regarding LDT regulation might be communicated via new guidance open for public comment prior to finalization. These positions have been reiterated in subsequent statements by the FDA. To date, the FDA has not released draft guidance or regulations regarding LDTs. The FDA’s position with respect to its policy of not regulating LDTs and the possibility of a change to that position has been recorded in the following public statements:

•

The July 19, 2010 statements of Jeffrey Shuren, M.D., Director, Center for Devices and Radiological Health, FDA; Joshua Sharfstein, M.D., former Principal Deputy Commissioner, FDA; and Courtney Harper (Lias), Ph.D., Director, Division of Chemistry and Toxicology Devices, Center for Devices and Radiological Health, FDA, made at the FDA’s public meeting on oversight of LDTs. These statements can be found at the following link: http://www.fda.gov/downloads/MedicalDevices/NewsEvents/WorkshopsConferences/UCM226203.pdf

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The July 22, 2010 statement of Jeffrey Shuren, M.D., Director, Center for Devices and Radiological Health, FDA, which was made before the Subcommittee on Oversight and Investigations, Committee on Energy and Commerce, U.S. House of Representatives, a copy of which can be found at the following link: http://www.fda.gov/NewsEvents/Testimony/ucm219925.htm.

•

The June 14, 2011 presentation by Alberto Gutierrez, Director, Office of In Vitro Diagnostics and Radiological Health, FDA, to the American Association of Clinical Chemistry titled “FDA Regulation of Genetic Tests”.

•

The June 2, 2013 speech of Margaret A. Hamburg, Commissioner of Food & Drugs, to the Annual Meeting of the American Society of Clinical Oncology, a copy of which can be found at the following link: http://www.fda.gov/NewsEvents/Speeches/ucm354888.htm.

The FDA has commented in each of these statements that regulation of LDTs may be warranted because of the growth in the volume of testing services utilizing LDTs and as a result of the increased complexity of these tests.

(2) The Company currently operates in two business segments, Molecular Diagnostics and Genetic Analysis. Revenues from the Company’s Molecular Diagnostics segment for the year ended December 31, 2012 were derived almost exclusively from the sale of testing services which utilized LDTs. During this period, less than 1% of revenues from the Company’s Molecular Diagnostics segment were derived from revenue sources other than LDTs. Revenues for the year ended December 31, 2012 from the Company’s Molecular Diagnostics segment comprised 52% of the Company’s total revenues and are expected to increase as a percentage of revenues in future years.

LDT revenues in the Molecular Diagnostics result from testing services performed by the Company’s wholly-owned subsidiary, Sequenom Center for Molecular Medicine, LLC (“SCMM”). SCMM’s testing services are comprised of the following LDTs, which were developed by SCMM for use solely by SCMM: the MaterniT21 PLUS test for fetal chromosomal abnormalities; the SensiGene CF test for genetic mutations related to cystic fibrosis; the SensiGene RhD test for maternal fetal RhD compatibility; and the RetnaGene AMD test for age-related macular degeneration.

To address the Staff’s comment, the Company commits that, to the extent applicable, it will provide the text in substantially the form below in its future filings with the SEC:

“To date, the United Stated Food and Drug Administration (the “FDA”) has exercised its regulatory discretion not to regulate laboratory-developed tests (“LDTs”). However, at a July 19, 2010 FDA public meeting on oversight of LDTs, the FDA stated that it was reconsidering its policy. The FDA commented that regulation of LDTs may be warranted because of the growth in the volume of testing services utilizing LDTs and as a result of the increased complexity of these tests. The July 2010 positions have been reiterated in subsequent statements by the FDA. To date, the FDA has not released draft guidance or regulations regarding LDTs.

For the year ended December 31, 2012, the Company’s revenues from testing services utilizing LDTs comprised approximately 52% of the Company’s total revenues and LDT-related revenues are expected to increase as a percentage of total revenues in future years.”

* * * *

Mr. Tim Buchmiller

June 7, 2013

Page Three

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (858) 202-9455 with any questions or further comments regarding the Company’s responses to the Staff’s comment.

Sincerely,

/s/ R. William Bowen

R. William Bowen

Senior Vice President and General Counsel

cc:	Harry F. Hixson, Jr., Chief Executive Officer
Paul V. Maier, Chief Financial Officer
L. Kay Chandler, Cooley LLP

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